================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------

                                    FORM 11-K
                                  ANNUAL REPORT

                              --------------------


                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


                              --------------------


                   For the Fiscal Year Ended December 31, 2001


                              ---------------------


            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                           Commission File No. 1-14501

                             ----------------------

                          PENNZOIL-QUAKER STATE COMPANY

                         Pennzoil Place, P. O. Box 2967
                            Houston, Texas 77252-2967
           (Name of issuer of securities held pursuant to the plan and address of its principal executive office)


================================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of
Pennzoil-Quaker State Company
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pennzoil-Quaker State Company Savings and Investment Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report, dated June 25, 2001, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2001, included as Schedule II, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Houston, TX
June 28, 2002

       This report is a copy of the previously issued accountants' report and the report has not been reissued by Arthur Andersen LLP.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee,
Pennzoil-Quaker State Company
Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ARTHUR ANDERSEN LLP

Houston, Texas
June 25, 2001

           PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                          2001             2000
                                                      ------------     ------------
ASSETS:
    Investments, at fair value (Note 4)               $167,882,671     $156,567,676
    Investments, at contract value (Note 4)
      American Century Stable Asset Fund                19,694,751             --

    RECEIVABLES
      Employee contributions                                38,092          270,300
      Employer contributions                                29,958          217,956
      Due from broker for securities sold (Note 2
        and 4)                                           1,495,674       20,597,093
      Investment income                                       --             14,676
                                                      ------------     ------------
                                                         1,563,724       21,100,025
                                                      ------------     ------------
         Total assets                                  189,141,146      177,667,701
                                                      ------------     ------------
LIABILITIES:
    Due to broker for securities purchased              32,953,908             --
    Excess Contributions Payable                           190,692             --
                                                      ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                     $155,996,546     $177,667,701
                                                      ============     ============

    The accompanying notes are an integral part of the Financial Statements.

            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

CONTRIBUTIONS:
    Employee                                                      $  10,321,052
    Employer                                                          8,155,660
    Rollovers from qualified plans (Note 3)                             149,596
                                                                  -------------
                                                                     18,626,308
INVESTMENT INCOME:
    Dividends                                                         1,483,769
    Interest                                                             55,656
    Loan Interest                                                       383,796
    Net decrease in fair value of investments                       (11,028,252)
                                                                  -------------
                                                                     (9,105,031)

ADMINISTRATIVE EXPENSES (Note 3)                                        (14,820)

WITHDRAWALS AND BENEFIT PAYMENTS (Note 3)                           (19,548,197)
                                                                  -------------
NET DECREASE BEFORE TRANSFERS                                       (10,041,740)

TRANSFERS TO PENRECO (Note 2)                                       (13,759,885)

TRANSFERS TO VISCOSITY (Note 2)                                      (2,815,251)

NET TRANSFERS TO HOURLY PLAN                                           (818,816)

TRANSFERS FROM MEDO (Note 2)                                          4,282,311

TRANSFERS FROM AXIUS (Note 2)                                         1,530,556

TRANSFERS OTHER                                                         (48,330)
                                                                  -------------
NET DECREASE                                                        (21,671,155)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                177,667,701
                                                                  -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $ 155,996,546
                                                                  =============

       The accompanying notes are an integral part of the Financial Statements.

            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


1.  BACKGROUND:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State or the Company) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil, renamed PennzEnergy Company, which was acquired by Devon Energy Corporation (Devon Energy) in a separate transaction on August 17, 1999.

2. MERGERS AND TRANSFERS:

The December 31, 2000 financial statements reflected the merger of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan into the Pennzoil-Quaker State Company Savings and Investment Plan (the Plan). Accordingly, net assets available for benefits of $29,881,135 were transferred into the Plan of which $20,597,093 was classified as due from broker and $9,284,042 was classified as investments, at fair value.

Effective January 1, 2001, the Medo Industries, Inc. Profit Sharing and 401(k) Plan and the Axius Auto Shade Inc. 401(k) Profit Sharing Plan were merged into the Plan. Accordingly, net assets available of $4,282,311 and $1,530,556, respectively, were classified in investments at fair value.

Effective September 15, 2001, Penreco employees were no longer participants of the Plan, as M.E. Zukerman Energy Investors, Inc. purchased the Company's ownership in the joint venture with Conoco Inc. Participant accounts' balances were transferred to plans sponsored by Conoco Inc. Accordingly, this resulted in a decrease of net assets available for benefits of $13,759,885.

Effective February 17, 2001, Viscosity Oil employees were no longer participants of the Plan, as FL Group purchased the Company's ownership in Viscosity Oil. Participant accounts' balances were transferred to plans sponsored by FL Group. Accordingly, this resulted in a decrease of net assets available for benefits of $2,815,251.

3. DESCRIPTION OF THE PLAN:

General

The Plan was established effective January 1, 1999 and was amended and restated effective January 1, 2001 by Pennzoil-Quaker State. The purpose of the Plan is to encourage employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. When changing wage status, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Hourly Plan). Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Plan Administration

The Plan is administered by an administrative committee (Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Merrill Lynch Trust Company was sole trustee of the Plan through December 31, 2000. Effective January 1, 2001, UMB Bank, N.A. became the sole trustee of the Plan and JP Morgan/American Century became the record keeper. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 15 percent of annual compensation. As of January 1, 2001, employee contributions may only be made under a Section 401(k) option, on a "before-tax" basis. The Company matches an employee's contribution dollar-for-dollar up to 6 percent of their base pay.

Upon written request filed with the Administrative Committee, a participant who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements, may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount must be deposited in the investment funds and shall at all times be fully vested and nonforfeitable and share in the income of the investment funds. However, such Rollover Amount does not qualify for employer matching contributions.

Investment Choices

Employer contributions are invested primarily in Pennzoil-Quaker State common stock. At the Company's discretion, employer contributions may be made either in cash or common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. During 2001, Pennzoil-Quaker State contributed 580,277 shares of its common stock valued at the average of the high and low market prices on the date of the contributions. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments. A separate account is maintained for each participant, which reflects the participant's contributions, employer contributions, withdrawals, and participant's allocable share of the Plan's investment earnings.

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. In addition, all participants, regardless of age, may transfer any of their vested employer contributions among the various investment options. Employee contributions are invested as designated by participating employees in six mutual funds, two common/ collective trust funds and/or Pennzoil-Quaker State common stock. Effective May 8, 2000, participants have the option to transfer all or a part of their Devon Energy common stock held in their employer's contribution account to be invested among the various investment options. Effective January 1, 2001, participants have the option to transfer all or a part of their Newmont Mining common stock held in their employer's contribution account to be invested among the various investment options. Any cash dividends or other income paid with respect to the Devon Energy and Newmont Mining common stock shall be reinvested in Pennzoil-Quaker State common stock. Effective December 31, 2001 the common/collective trust fund option, Pyramid Equity Index Fund, was replaced with the Barclay's Equity Index Fund.

In connection with the change in trustees, on December 29, 2000, the Plan liquidated its investments in the mutual funds and the common/collective trust funds. At December 31, 2000, the Plan held $88,997,317 in a cash fund. On January 2, 2001, the Plan invested the $88,997,317 in various funds at the participants' discretion.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term from six months to five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the present value of the participant's vested account balances. Interest rates on loans are to be at a reasonable rate, which shall be determined by the Administrative Committee on a uniform and consistent basis. These rates ranged from 6.0% to 10.5% as of December 31, 2001.

Repayments of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death, or termination of employment, participant loans are due within 90 days after the final paycheck date.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

For the year ended December 31, 2001, the Plan had forfeited accounts in the amount of $184,352. As of December 31, 2001, the Plan had a forfeited non-vested account balance of $323,371 that will be used to reduce future employer contributions.

Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee. Pretax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five years and only after withdrawing all amounts from the participant's after-tax contributions, any prior plan accounts, and any Rollover Amounts. A withdrawal by a participant from his employer contribution account will be limited to one every five years. Benefits are recorded when paid.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the company may determine.

4. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Pyramid Equity Index Fund is a common/collective trust fund investing primarily in S&P 500 stocks, and is carried at estimated fair value based on quoted market prices of the underlying securities. The American Century Stable Asset Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GIC's, and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield approximated 5.92% and 6.65% for the years ended December 31, 2001 and December 31, 2000, respectively.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

5.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                            December 31,
                                                     ---------------------------
                                                       2001             2000
                                                     ----------      -----------
Pennzoil-Quaker State Company common stock           $46,508,773 (a) $42,016,221
Devon Energy Corporation common stock                 10,455,466      20,659,624
Cash Fund                                                 29,180      88,997,317
American Century Growth Fund                          17,769,902            --
American Century Stable Asset Fund                    19,694,751            --
J.P. Morgan Diversified Fund                           9,745,661            --
Barclay's Equity Index Fund                           32,952,234            --
Pyramid Equity Index Fund                             31,458,234            --

(a) includes nonparticipant-directed investment

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $11,028,252 as follows:

Common Stock                                                       $   (339,407)
Mutual Funds                                                         (7,426,862)
Common/Collective Trusts                                             (3,261,983)
                                                                   ------------
                                                                   $(11,028,252)
                                                                   ============

6.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                               December 31,
                                                      ------------------------------
                                                          2001              2000
                                                      ------------      ------------
Net Assets:
      Pennzoil-Quaker State Company common stock      $  1,778,927      $ 28,824,435
      Battle Mountain Gold Company common stock               --               8,684
      Newmont Mining Company common stock                   15,010              --
      Employer contributions receivable                     29,958           217,956
      Investment income receivable                            --              14,676
                                                      ------------      ------------
                                                      $  1,823,895      $ 29,065,751
                                                      ============      ============

                                                                          Year Ended
                                                                      December 31, 2001
                                                                      -----------------
Changes in Net Assets:
    Employer contributions                                              $  7,625,506
    Dividends and interest                                                    53,586
    Net appreciation in fair value of investments                            235,471
    Distributions and withdrawals                                            (97,435)
    Transfers to participant-directed investments                        (35,103,896)
    Other                                                                     44,912
                                                                        ------------
                                                                        $(27,241,856)
                                                                        ============

7. FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by letter dated January 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). This determination letter does not include the First Amendment to the Plan dated November 2001 and the Second Amendment to the Plan dated April 2002. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, common/collective trust funds, mutual funds, and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

9. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by JP Morgan/American Century Retirement Plan Services. JP Morgan/American Century Retirement Plan Services is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $14,820 for the year ended December 31, 2001.


10. PROPOSED MERGER WITH SHELL OIL COMPANY:

On March 25, 2002, Pennzoil-Quaker State Company and Shell Oil Company, a wholly owned member of the Royal Dutch/Shell Group, announced that the companies have entered into a definitive agreement under which Shell Oil Company will acquire Pennzoil-Quaker State Company at a price of $22.00 per share in cash.

Completion of the transaction is subject to approval by Pennzoil-Quaker State Company stockholders and reviews by regulatory agencies in the United States and other relevant jurisdictions.

                                                                      SCHEDULE I


            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

           Issuer or Borrower                       Description of Investment                       Cost        Current Value
           ------------------                       -------------------------                       ----        -------------
*    Pennzoil Quaker State Company            3,218,600 shares common stock                     $ 49,948,007    $ 46,508,773
                                              $.10 par value
     Devon Energy Corporation                 270,517 shares common stock                            (1)          10,455,466
                                              $.10 par value
     Newmont Mining Corporation               785 shares common stock                                 34,962          15,010
                                              $.10 par value
*    American Century                         Growth Fund                                            (1)          17,769,902

*    American Century                         International Growth Fund                              (1)           4,361,495

*    J.P. Morgan                              Diversified Fund                                       (1)           9,745,661

*    J.P. Morgan                              U.S. Small Company Fund                                (1)           5,461,377

*    J.P. Morgan                              U.S. Small Company Opportunities Fund                  (1)           4,721,516

*    American Century                         Stable Asset Fund                                      (1)          19,694,751

     Morgan Stanley                           Emerging Markets Fund                                  (1)             555,163

     Barclay's                                Equity Index Fund                                      (1)          32,952,234

     Deutsche Bank                            Pyramid Equity Index Fund                              (1)          31,458,234

     UMB Bank                                 Cash Fund                                              (1)              29,180

*    Pennzoil Quaker State Company            Participant loans at interest rates ranging            (1)           3,848,660
        Savings and Investment Plan           from 6.0% to 10.5% and have terms not to
                                              exceed 5 years and 20 years for the use
                                              of purchasing a primary residence.
                                                                                                                ------------
             Total Assets  (held at end of year)                                                                $187,577,422
                                                                                                                ============

--------------
 *  Represents party-in-interest

(1) Cost omitted for participant-directed investments.

                                                                     SCHEDULE II


            PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       (SERIES OF INVESTMENT TRANSACTIONS)
                       FOR THE YEAR ENDED DECEMBER 31,2001

          (a)                         (b)                          (c )            (d)          (e)        (f)
                                                                                                         Expense
                                                                  Purchase       Selling       Lease   incurred with
Identity of Party Involved     Description of Assets               Price          Price       Rental    transaction
--------------------------     ---------------------            -----------    -----------    ------   -------------
Pennzoil-Quaker                Pennzoil-Quaker
  State Company                  State Company
    Purchases                    common stock, $.10 par value   $ 7,688,818    $      --      $ --          *
    Sales                                                              --       38,002,483      --          *




          (a)                         (b)                            (g)              (h)            (i)
                                                                                  Current value
                                                                   Cost of         of asset on       Net
Identity of Party Involved     Description of Assets                 Asset       transaction date    Gain
--------------------------     ---------------------              -----------    ----------------   -------
Pennzoil-Quaker                Pennzoil-Quaker
  State Company                  State Company
    Purchases                    common stock, $.10 par value     $ 7,688,818       $ 7,688,818     $  --
    Sales                                                          37,990,250        38,002,483      12,233

*     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security that exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.

                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                             PENNZOIL-QUAKER STATE COMPANY
                                             SAVINGS AND INVESTMENT PLAN


                                             By  /s/  STEVEN D. MEAD
                                                 -------------------
                                             Steven D. Mead
                                             Chairman of the Administrative
                                             Committee


June 28, 2002

                                INDEX TO EXHIBITS


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

   23.1                  -- Consent of Independent Accountants